Exhibit 99.1
FOR IMMEDIATE RELEASE — NOVEMBER 24, 2008 — CALGARY, ALBERTA — PETROFLOW ENERGY LTD. (TSXV Symbol — PEF; AMEX Symbol — PED)
PETROFLOW ENERGY LTD. ANNOUNCES Q3 2008 FINANCIAL RESULTS
Petroflow Energy Ltd. (“Petroflow” or the “Company”) is pleased to announce that it has filed with Canadian securities regulatory authorities its unaudited consolidated financial statements for the quarter ended September 30, 2008, and the accompanying Management’s Discussion and Analysis. These filings are available in their entirety on the SEDAR website at www.sedar.com and the EDGAR website at www.sec.gov/edgar.shtml. A summary of these results is given below.
Q3 2008 Highlights
•	Funds from operations for the three months ended September 30, 2008 totaled $6.0 million compared to $0.3 million for the same period in 2007, an increase of 1,792%. For the nine months ended September 30, 2008 funds from operations totaled $11.9 million compared to $1.7 million for the same period in 2007,an increase of 704%.

•	In the Oklahoma Hunton Resource Play, 5 wells were put on production for the three months ended September 30, 2008 and 22 wells were put on production for the nine months ended September 30, 2008, with a 100% success rate. As of September 30, 2008 another 7 wells were in various stages of drilling or completion.

•	Production volumes for the three months ended September 30, 2008 averaged 2,737 barrels of oil equivalent per day (boepd), 13% higher than the second quarter of 2008 and 86% higher than the three months ended September 30, 2007. Production volumes for the nine months ended September 30, 2008 averaged 2,442 boepd, 92% higher than the nine months ended September 30, 2007.

•	Gross revenues from oil, natural gas and natural gas liquids totaled $16.6 million for the three months ended September 30, 2008, compared to $5.8 million for the three months ended September 30, 2007, an increase of 186%. Gross revenues from oil, natural gas and natural gas liquids totaled $42.2 million for the nine months ended September 30, 2008, compared to $15.6 million for the nine months ended September 30, 2007, an increase of 170%.

•	Operating expenses decreased on a per boe basis by 13% to $11.50/boe from $13.27/boe for the three months ended September 30, 2008. Operating expenses decreased on a per boe basis to $11.05/boe from $11.77/boe for the nine months ended September 30, 2008 compared to the same period in 2007, a decrease of 9%.

•	The company increased its available borrowing base under its debt facility to $US 110 million as of September 30, 2008. As of that date, Petroflow had unused available funding of $US 36.6 million.

Summary of Results
Petroflow is pleased to report the results in comparison to the three and nine months ended September 30, 2007, respectively with all amounts in Canadian dollars.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
		Restated		Restated
Financial ($000’s except per share amounts)

Oil and natural gas sales, net of transportation	$16,618	$5,692	$42,030	$15,464

Funds from operations	6,023	336	11,919	1,692
Per share — basic	0.19	0.01	0.49	0.07
— diluted	0.18	0.01	0.39	0.06
Net income (loss) before other items	1,293	(1,449)	2,036	(3,102)

Net income ( loss)	12,031	(1,296)	998	(3,091)
Per share — basic	0.41	(0.05)	0.03	(0.12)
— diluted	0.39	(0.05)	0.03	(0.12)
Total assets			137,142	103,029

Working capital deficiency (excluding derivative contracts)			(12,778)	(16,436)

Total long term debt			(84,541)	(59,792)

Capital expenditures	22,338	13,291	57,629	40,595

Capital dispositions	—	—	28,250	—

Basic weighted average shares Outstanding	29,430,383	28,172,134	29,342,529	25,997,500
Common Shares as at November 21, 2008				29,571,094

Operational
Average daily sales volume (boe/d)	2,737	1,468	2,442	1,274
Average selling price ($/boe)	66.00	42.66	63.12	44.94
Average operating netback ($/boe)	40.57	20.39	38.53	23.24

Sales volumes for the three months ended September 30, 2008, increased over the three months ended September 30, 2007, by 86%, and sales volumes for the nine months ended September 30, 2008, increased over the nine months ended September 2007, by 92%, primarily due to the drilling program in Oklahoma. This activity has resulted in continual volume increases as new wells are drilled and completed.
Natural gas and natural gas liquid sales prices for the three months ended September 30, 2008, compared to the same period in 2007 increased by 59% from $5.66 to $8.99, and for the nine months ended September 30, 2008 compared to the same period in 2007, increased by 38% from $6.35 to $8.77, consistent with increases in benchmark NYMEX prices. The percentage increase is less than that of NYMEX, as a higher percentage of the Company’s gas came from Oklahoma in the three and nine months ended September 30, 2008, and the natural gas produced in Oklahoma is subject to a significant basis differential, historically in the range of 10% to 15% of NYMEX. Beginning at the end of the third quarter, the basis differential in Oklahoma has exceeded historical norms by approximately $US 2.00 per mmbtu. The basis differential is expected to gradually return to historical norms by early summer, 2009.
In the nine months ended September 30, 2008, Petroflow renegotiated two gas contracts in Oklahoma, resulting in improved net revenue to Petroflow. The Company is currently receiving production revenues from Oklahoma under the new pricing terms of these contracts, representing approximately 75% of its gas production from Oklahoma. The new contracts which allow the Company to be paid for natural gas liquids, on a phased in basis, are expected to result in higher prices than under the old contracts.
For the three months ended September 30, 2008 compared to the same period in 2007, average prices increased 50% from $79.85 to $119.38 for crude oil, and for the nine months ended September 30, 2008 compared to the same period in 2008, average prices increased 60% from $71.78 to $114.65, consistent with the market price increase. A majority of the Company’s oil production in 2008 was received from Oklahoma which receives prices closer to WTI as opposed to production in Texas and Alberta, the areas which produced the majority of Petroflow’s oil in the nine months of September 30, 2007.
On July 22, 2008, SemGroup L.P. one of the Company’s petroleum and natural gas marketers announced that it and certain of its North American subsidiaries had filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code as well as an application for creditor protection under the Companies’ Creditors Arrangement Act in Canada. Petroflow has a maximum potential exposure of $4.4 million up to the date of the SemGroup petition in respect of uncollected revenues. The account receivable arose from a majority of the oil production volumes and 20% of the natural gas volumes sold to SemCrude, L.P. and SemGas, L.P. subsidiaries of SemGroup, L.P., (“SemGroup”) for the marketing of a portion of Petroflow’s production. Petroflow’s management has retained legal counsel and continues to have discussions with SemGroup and its Monitor to best manage and resolve this matter. At this time, the Company’s best estimate of the uncollectible amount of the receivable is $1.4 million, which amount has been recorded in these financial statements. The Company continues to sell natural gas to SemGas, however during August 2008 the Company began to sell its oil to another petroleum and natural gas marketer.

The Company earned net income for the three months ended September 30, 2008, of $12.0 million compared to a net loss of $1.3 million in 2007, primarily because of an unrealized gain on derivative instruments of $11.7 million.
The Company earned a net income for the nine months ended September 30, 2008 of $1.0 million compared to net loss of $3.0 million in 2007, because of increased oil and gas production revenues of $42.2 million and unrealized gain on derivative instruments of $0.5 million this was however offset by a write-down on Canadian properties of $1.0 million and a $1.4 million provision for doubtful accounts receivable recorded for the nine months ended September 30, 2008.
As of November 20, 2008, the Company has 29,571,094 Common Shares, 1,692,000 warrants and 2,898,600 options outstanding.
Capital expenditures include assets under capital lease resulting from a contract that the Company entered into during 2006 as part of its farm-in agreement. The leased assets consist of three salt water disposal wells drilled in Oklahoma as well as infrastructure for all of the wells. The lease bears interest at 12%. This capital lease resulted in the capitalization of $1.7 million of additional expenditures for the three months ended and $10.0 million of additional expenditures for the nine months ended September 30, 2008.
The Company completed the sale of its non-core asset in New Mexico for net proceeds of $28,249,927 on May 22, 2008.
Forward-Looking Statements
This news release contains statements about oil and gas production and operating activities that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.

BOEs derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
For further information, please contact:
Investor Awareness, Inc.
Tony Schor or James Foy
847-945-2222
www.investorawareness.com
Macam Investor Relations
Cameron MacDonald
403-695-1006
866-264-0743
www.macamgroup.com
Petroflow Energy Ltd.
John Melton, President & CEO
504-453-2926
Duncan Moodie CFO
403-539-4311
www.petroflowenergy.com
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.